UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	FW Advisory Research Quality Income Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Wall St, 11th Floor New York, NY 10005

Telephone Number:	212-701-4500

Name and Address of Agent for Service of Process:

Peter E. Pisapia 100 Wall St., 11th Floor New York, NY 10005

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]    NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in New York, New York, on the 8th day of February, 2013.

FW Advisory Research Quality Income Trust

By:	/s/ Steven A. Baffico
Steven A. Baffico
President and Principal Executive Officer

Attest:

/s/ Peter E. Pisapia
Peter E. Pisapia
Secretary